

SIREN BIOTECHNOLOGY

Turning deadly cancers into treatable diseases, backed by Founders Fund

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Highlights

Tier 1 VC-Backed
Raised $250K or more from a top-tier venture firm

Regular Updates
Founders have a strong track record of investor updates.

1. $28M raised from leading VCs including Founders Fund, Lux Capital, and more

Fighting the world's second deadliest disease, cancer, with AAV immuno-gene

2. Fighting the world's second deadliest disease, cancer, with AAV immuno-gene therapy

3. Led by expert doctors and scientists from Stanford, UCSF, Duke, Mount Sinai, and Roche

4. 2025 Start Up of The Year winner at Phacilitate Advanced Therapies Week

5. $4M in competitive grant awards from the California Institute for Regenerative Medicine (CIRM)

6. Targeting clinical trials in 2026, a critical step toward FDA approval and commercialization

7. The global brain tumor therapeutics market is a $3.2B market

8. CEO featured in The Wall Street Journal, The Economist, WIRED, MIT Tech Review, and Boston Globe

Featured Investors



Lynn Fischer in

Invested **$200,000** ⓘ

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Syndicate Lead

Lynn Fischer, MBA, is CEO of KMAK Capital, Founder/Board Member of Title21 Health Solutions, and 2024 Distinguished Alumna of Pitt Graduate School of Business. Lynn is dedicated to getting life-saving cell and gene therapies to patients globally.

"Siren Biotechnology is bringing groundbreaking cancer therapies to patients in need. They are developing a brand new class of therapies that is set to transform the treatment landscape for some of the deadliest cancers. The Siren Biotechnology team is equipped with world-class gene therapy and oncology expertise, and their data to date shows immense promise in treating deadly brain cancers. Our

data to date shows immense promise in treating deadly brain cancers. Our investment is an expression of confidence in Siren Biotechnology's scientific innovation, their ability to navigate the complexities of the regulatory landscape, and their power to deliver on the massive potential of AAV immuno-gene therapy for patients."



Other investors include Founders Fund Notable , Lux Capital Notable , Innovation Endeavors, Michael Polansky, Co-Founder Parker Institute of Cancer Immunotherapy & 1498 more

Team



Dr. Nicole K. Paulk, PhD CEO, Founder, and President

Award-winning biotech executive. Deep patent portfolio. Scientific Advisory Board member for renowned companies like Sarepta, Astellas & Dyno Tx. Former gene therapy faculty at UCSF. Oregon Health & Science University PhD. Stanford Postdoctoral Fellow.

sirenbiotechnology.com



Dr. Nathalie Clément, PhD SVP, Vector Development

Gene therapy pioneer for over 25 years. Drug manufacturing expert. Pivotal role at Powell Gene Therapy Center at the University of Florida, has gotten 10 AAV INDs approved. Led the Vector Core at Mount Sinai. Universite Libre de Bruxelles BS and PhD.



Dr. Edward Schnipper, MD Lead, Clinical Development

Expert in clinical trial design for innovative cancer therapies. Previously President & CEO of Cellgate, EVP & Chief Medical Officer at Novacea, and VP of Clinical Development at ALZA Corporation. Pivotal role in securing FDA approval for multiple drugs.



Lauren Kelly, MS Director, Preclinical Research

Pharmaceutical trailblazer. Veteran in drug development for multiple disease indications and biologic modalities. Expert in animal models of neuro-oncology. California Polytechnic State University San Luis Obispo BS & MS.



Dr. Akela Kuwahara, PhD Chief of Staff and Director, Corporate Strategy

Innovative disruptor. Ex-Gordian Biotech; led next-gen sequencing for longevity gene therapy screening. Smithsonian Institute researcher. Fulbright Scholar. Stanford Research Fellow. UCSF PhD.

linkedin.com

Memo

Why Siren Biotechnology?



> Unlike most 'novel' therapeutics in the biotech industry, Siren's Universal AAV Immuno-Gene Therapy lives up to the adjective…Siren's universal design can shorten clinical development and manufacturing timelines, and finally unlocks the possibility of helping patient populations on a larger scale than ever before in AAV gene therapy

Scott Nolan, Partner at Founders Fund

Excerpt from Siren Biotechnology press release.

Siren Biotechnology is transforming how we treat cancer. By merging the precision of gene therapy with the power of immunotherapy, we're creating a new kind of off-the-shelf treatment: one that teaches the body's immune system to find and destroy cancer cells.

Siren is the world's first universal adeno-associated virus (AAV) immuno-gene therapy, designed to be effective across multiple cancers, making the next generation of cancer therapy accessible and scalable.

Led by world-renowned scientists and biotech innovators, Siren's team brings expertise from Stanford, UCSF, Duke, Mount Sinai, Roche, and multiple leading gene therapy companies.

Our pioneering approach to cancer treatment is backed by $28 million in funding from marquee investors, with preclinical data showing curative results in animal studies, including eliminating tumors entirely in the majority of animals.



SAN FRANCISCO BUSINESS TIMES
Most Influential Women in Bay Area Business
ADVANCED THERAPIES AWARDS
2025 Start-Up of the Year
2025
COMPANIES TO WATCH
EDITOR'S CHOICE
BIOTECH BREAKTHROUGH AWARD 2024
THERAPEUTICS INNOVATION OF THE YEAR
SLICE of healthcare
NICOLE K. PAULK
Microsoft
2024

Founders Fund, Lux Capital, Innovation Endeavors – VC's who have backed industry-defining companies like OpenAI, Spotify, Airbnb, and Zocdoc – all believe Siren is redefining the future of cancer treatment in a $3.2B+ market.

The deadliest cancers have outpaced available treatments

Cancer is the second leading cause of death worldwide, claiming over 10 million lives every year.

Gliomas, the most common malignant brain tumors, impact over 20,000 people each year in the U.S. alone. High-grade glioma, the most aggressive and prevalent form of glioma, has a median survival of just 12–18 months.

Cancer is the second leading cause of death worldwide - 10M lives lost annually

26,000 Americans will receive a brain cancer diagnosis this year.

The average survival for the most common form of brain cancer is **1 year**

For the deadliest brain cancers, there are no effective therapies

Traditional treatments, such as chemotherapy and radiation, are limited in their effectiveness, can harm healthy tissues, and fail to improve patient survival rates in some of the deadliest cancers.

Challenges of traditional treatment



Lack of precision:

Traditional therapies can't differentiate between healthy cells and cancer cells, leading to negative off-target effects.



Systemic toxicity at high doses:

High doses of intravenously administered treatments can cause widespread harm to the body, severely affecting a patients' quality of life.

The last FDA-approved treatment for adults with high-grade glioma was over 20 years ago. For patients facing the most dire cancers, innovation has largely stagnated, leaving them with few effective options.

For traditional gene therapy, new solutions often take over a decade and billions of dollars to develop and are focused on a single disease.

Conventional AAV gene therapy development

10-15 Years /program **and** **$2-3 Billion** /program

A <u>smarter, safer</u> way to treat cancer: using viruses that train the body to fight cancer

At Siren, we're pioneering a revolutionary approach to treating cancer using an established gene therapy tool called adeno-associated virus (AAV).

AAV is a safe virus that acts like a microscopic mail carrier — delivering medicine directly where it's needed.

It's exceptionally skilled at delivering precise instructions to specific areas of the body and has been used for decades to successfully treat genetic blindness, muscular disorders, and a pediatric form of Parkinson's disease.

Now, we're using it to train the body's immune system to find and destroy cancer.



AAV Gene Therapy

AAV is a safe, FDA-approved virus that can deliver medicine directly to specific cells.



Cytokines

Natural proteins that help the immune system recognize and attack cancer cells.



AAV Immuno-Gene Therapy

This brand new type of therapy uses AAV gene therapy to deliver cytokines directly to the tumor. It is safe, durable and could potentially treat any cancer.

By sending cancer-fighting instructions straight into tumors, AAV helps the body recognize cancer cells as a threat and activates the immune system to eliminate them.

This makes it a powerful and precise tool for treating cancer safely and effectively.

How it works

SRN-101, our lead therapy, causes **rapid tumor killing**

Treatment with SRN-101, an AAV that delivers medicine straight to the tumor

1

Immune-boosting and tumor-killing proteins are generated inside the tumor

2 Direct tumor cell death

Immune signals released from tumor

3

Innate Immune response

Tumor-killing immune cells activated

Tumor and AAV antigens released

4

Adaptive immune response

Rapid and complete tumor eradication

Most cancer treatments rely on chemotherapy, radiation, or surgery - methods that often damage healthy cells and come with serious side effects like nausea, fatigue, and long-term organ damage.

Siren's approach is different.

Our advantage



More precise: Targets tumors directly, sparing healthy tissue.



Longer-lasting: Works steadily over time, improving durability.



Safe: Precision delivery of FDA-approved AAVs results in safe and effective tumor killing.

We're starting with brain cancers, some of the most aggressive and devastating cancers, due to their low survival rates, high unmet need, and streamlined regulatory path.

Success here could change outcomes for those facing this devastating disease and pave the way for treating countless other cancers.

86% survival rate in pre-clinical studies

In preclinical studies with over 550 animals treated, our therapy has already demonstrated curative potential, eliminating tumors and achieving an 86%survival rate — a major step toward human trials.

SRN-101 demonstrates powerful efficacy in treating human high-grade glioma



Human high-grade glioma

Deliver SRN-101, AAV control, or saline via convection enhanced delivery (CED)

Saline — Tumor
Control virus — Tumor
SRN-101 — No tumor remains

Mouse survival after treatment

Mouse Survival after treatment

Control

SRN-101 Treated

0% Survival

86% Survival

A single therapy for <u>any cancer</u>

Our treatment is designed to work across multiple cancer types. Because our therapy targets solid tumors without needing to match specific mutations or antigens, we don't have to re-engineer new therapies for each new cancer.

That means we can move faster and help more people.




Universal AAV
gene therapy
Cancer C
Applications across multiple cancers


The Future of Biotech: How Siren is Changing Cancer Therap
Siren Biotechnology
THE GENE THERAPY START UP
REVOLUTIONIZING
CANCER THERAPY
Cancer diagnosis is a community
nobody wants to be a part of,
Watch on YouTube

Siren solves a key problem with current treatments: traditional gene therapies are developed one-to-one for a single disease, and traditional cancer drugs are often ineffective in brain cancers.

Our approach reduces development timelines and capital needs per program, allowing us to treat patients faster. Siren has the potential to change the oncology landscape forever.

We have 4 patent families pending

across the globe

Siren's innovative platform is protected by four pending patent families that cover critical advancements in gene therapy delivery, safety, and scalability in cancer treatment, including:

Our AAV immuno-gene therapy platform

Breakthroughs in AAV genome design that reduce unwanted immune responses and make therapies safer and more effective

Regulatory elements that improve the safety and strength of Siren's gene therapies

Manufacturing methods that ensure the quality and scalability as we grow

This strong IP moat gives us a significant competitive edge and a clear path to market.

Pioneers in gene therapy driving a cancer breakthrough

Siren's team is a powerhouse of visionary scientists and biotech innovators from top institutions like Stanford, UCSF, Duke, Mount Sinai, and Roche.

Siren Biotechnology Team



Nicole Paulk, PhD
CEO, Founder, President,
Global AAV Leader

Scientific Advisory Boards







UCSF Stanford MEDICINE

KATALYZE AI

Nathalie Clement, PhD

SVP of Vector Development



Akela Kuwahara, Phd

Chief of Staff and Director, Corporate Strategy



Ed Schnipper

Clinical Lead



Teilo Schaller, PhD

Director, Clinical Strategy



Lauren Kelly, MS

Director, Preclinical Research



Chris Lovejoy, MS

Scientist I



Justin Lee

Asssociate Scientist

























KRIYA | Roche | HATTERAS VENTURE PARTNERS | UCSF

UF UNIVERSITY of FLORIDA | RESILIENCE | KEZAR LIFE SCIENCES | POTRERO HILL ADVISORS

FULBRIGHT Scholar Program | STANFORD GRADUATE SCHOOL OF BUSINESS | Omniox | CATALYST BIOSCIENCES

Dr. Nicole Paulk, Siren's Founder and CEO, is a global expert in AAV gene therapy, having developed next-generation viral platforms now used by dozens of biotech companies.

She has shaped FDA regulatory guidance and advised leading biopharma companies, including Sarepta, Astellas, and Dyno Therapeutics.

From breakthroughs in AAV manufacturing and vector engineering to scaling biotech innovations into real-world treatments, our team brings the expertise and industry leadership needed to turn cutting-edge science into life-changing cancer therapies.



All-In Summit: Gene therapy and a new era of medicine with [
All-In Podcast

Watch on YouTube

World-class oncologists and gene therapy experts support Siren's vision

We're guided by an advisory board of globally recognized leaders whose groundbreaking contributions have shaped the fields of gene therapy, oncology, and immunobiology.

World class scientific and industry advisors



Samuel Blackman, MD, PhD

Neuro-Oncology Therapeutics





Mustafa Khasraw, MD

Neurosurgery & Cancer Immunotherapy


Duke University



Beverly Davidson, PhD

Vector Engineering


Children's Hospital of Philadelphia


Spark



Day One BIOPHARMACEUTICALS

School of Medicine



Leonidas Platanias, MD, PhD

Oncology and Cytokine Biology





NORTHWESTERN UNIVERSITY

Kaye Spratt, PhD

Regulatory Affairs







bridgebio Abeona THERAPEUTICS

Carolina Lopez, PhD

Viral Genome Immunogenicity





Washington University in St. Louis

Susan Kaech, PhD

Brain Immunobiology





salk. Where cures begin.

Elias Sayour, MD, PhD

Pediatric Neuro-Oncology



UFHealth UNIVERSITY OF FLORIDA HEALTH

Dr. Samuel Blackman has played a pivotal role in securing the first FDA approval for a pediatric brain cancer treatment in nearly 30 years.

Dr. Mustafa Khasraw has led numerous clinical trials in neuro-oncology and cancer immunotherapy, redefining how some of the toughest cancers are treated and improving outcomes for thousands of patients.

On the gene therapy front, **Dr. Beverly Davidson** is a pioneer. As the co-founder of Spark Therapeutics, she helped bring Luxturna – the first FDA-approved AAV gene therapy – to life, leading to its acquisition by Roche in a $4.8B deal.

Meanwhile, **Dr. Leonidas Platanias**, Director of the Robert H. Lurie Comprehensive Cancer Center at Northwestern University, runs one of the nation's top clinical trial centers and is a world expert in the very

the nation's top clinical trial centers and is a world expert in the very cytokines we use in our therapy.

> "SRN-101 has the potential to address a critical gap in effective high-grade glioma therapies by leveraging the body's immune response in a targeted, innovative way. This approach could represent a major breakthrough in how we treat one of the most devastating brain cancers and offers a new path of hope for patients"



Dr. Nicholas Butowski
MD, Neuro-Oncologist and Director of Translational Research in Neuro-Oncology at the University of California, San Francisco.

We're breaking barriers in a $3.2B market



$3.2B
Market

The total addressable market for Siren's groundbreaking therapy is driven by the urgent need for more effective brain cancer treatments.

The global brain tumor therapeutics market grew from $3.03 billion in 2023 to $3.28 billion in 2024 and is expected to continue its rapid expansion, reaching $5.28 billion by 2030 at a CAGR of 8.24%.

In the U.S. alone, the brain cancer therapeutics market was valued at $966 million in 2022 and is projected to nearly double to $1.87 billion by 2030, growing at a CAGR of 8.6%.

This growth reflects the increasing demand for innovative therapies to combat aggressive and often fatal brain cancers.

Siren is uniquely positioned to lead this market, offering a powerful new approach that could redefine brain cancer treatment and establish a new standard of care.

A scalable, universal approach to transforming cancer care

Siren Biotechnology operates on a proven therapeutics biotech model, generating future revenue through FDA-approved therapy sales and pharmaceutical partnerships.

Once our universal AAV immuno-gene therapy is available to patients, we aim to generate revenue via treatment insurance reimbursements.

In addition to direct sales of our therapy, we will explore potential partnerships that may grant pharmaceutical companies the use of our therapies for specific cancer types.





Partnerships
Outlicensing revenue, royalties, and milestone payments

Therapy Sales
Revenue from FDA-approved therapies

These partnerships could generate additional revenue through upfront payments, milestone-based payments, and royalties on future sales. Additionally, these co-development agreements could allow us to expand our reach while maintaining control over our universal platform.

We're leveraging expedited FDA pathways to bring Siren to market in record time

We're accelerating the development of potentially life-saving therapies by utilizing expedited FDA programs designed for high-need, rare diseases like deadly brain cancers.

This has the potential to cutyears off traditional timelines and allow us to bring transformative treatments to patients faster.

We're on track to begin human clinical trials in 2026

We're accelerating the development of life-saving therapies by utilizing fast-track FDA programs designed for high-need, rare diseases.



2024

Proof-of-concept animal studies completed

$4M CIRM Grant Awarded

FDA ODD/RPD designations obtained

2025

Pre-IND meeting with FDA

Target completion of GMP manufacturing, IND-enabling animal studies

2026

Target IND-filing with FDA

Target Phase 1/2 clinical trial start



Siren has the potential to reduce development timelines by up to 6 years via numerous expedited FDA pathways.

Recent gene therapy deals show a multi-billion dollar exit potential

The gene therapy space has seen a series of successful exits, with several companies achieving multi-billion-dollar valuations or acquisitions.

Siren's unique positioning at the intersection of two high-growth markets — AAV gene therapy and cancer treatment – sets us up for even stronger outcomes.

Notable Comparables

			
Acquired by Bayer for **$2B in 2020**	Acquired by Roche for **$4.8 billion in 2019**	Acquired by Astellas for **$3 billion in 2019**	Acquired by Novartis for **$8.7 billion in 2018**

We're building a company for a successful exit; FDA approval, licensing, and co-developments will help us scale quickly. Siren's IP bridges the oncology and AAV gene therapy spaces, creating novel partnership opportunities and unique valuation potential.

Help us turn the deadliest cancers into treatable diseases




We're on a mission to transform the world's deadliest cancers into treatable diseases and bring hope to millions. Our universal AAV gene therapy platform is pioneering a scalable, groundbreaking approach to cancer care.

By investing, you're not just supporting innovation; you're joining a movement to bring potentially life-saving therapies to patients facing some of the world's deadliest cancers.

Let's change the future of cancer care, together. Invest today.

Earn perks when you invest!



$1,000+

Exclusive invitation to our "Sound the Alarm Against Cancer" celebratory party at the end of the fundraising round!

$10,000+

We will put your name, photo, and/or honorary message on our Patient & Advocate Wall in our laboratory.



$25,000+

We will put your name, photo, and/or honorary message in our new upcoming Tribute Section on our website.



$50,000+

Receive quarterly investor reports directly to your email with detailed behind-the-scenes business and data updates.



$100,000+

You get to have a 2x/year investor call with the CEO, Dr. Nicole Paulk.



$150,000+

We will name one of our scientific laboratories where we do our discovery work after you or your loved one.



$500,000+

We will fly you out for an in-person laboratory tour with the




scientists and CEO of Siren Biotechnology so you can see the magic happen!



$1,000,000+



(ONLY AVAILABLE TO THE 1ST PATIENT/ADVOCATE/TRIBUTE TO INVEST AT THIS LEVEL) You will receive having your name incorporated into our next cancer drug, memorializing your contribution for the whole world to see!